FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 02 November 2018
Exhibit No. 2	Publication of Suppl.Prospcts dated 05 November 2018
Exhibit No. 3	Director/PDMR Shareholding dated 09 November 2018
Exhibit No. 4	Director/PDMR Shareholding dated 16 November 2018
Exhibit No. 5	Director/PDMR Shareholding dated 30 November 2018
Exhibit No. 6	Total Voting Rights dated 30 November 2018

Exhibit No. 1

2 November 2018
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the "Company") announces that it has been notified that the PDMR set out below purchased ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased	Date Shares purchased
Ian Cormack	Non-executive Director, NatWest Holdings Limited	15,000	£2.358	31 October 2018

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Exhibit No. 2

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and NatWest Markets Plc (formerly known as The Royal Bank of Scotland plc) £90,000,000,000 Euro Medium Term Note Programme dated 5 November 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3977G_1-2018-11-5.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel:    +44 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Exhibit No. 3

9 November 2018
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.
The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) were delivered to PDMRs on 7 November 2018, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ending 31 December 2018, unless otherwise set out below, and have been calculated using a share price of £2.3932.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Vanessa Bailey	38,606	18,145	20,461
Mark Bailie	83,571	39,279	44,292
Helen Cook	23,505	11,048	12,457
Bruce Fletcher	29,523	13,876	15,647
Chris Marks	104,463	49,098	55,365
Les Matheson	62,678	30,086	32,592
Ross McEwan	208,926	98,196	110,730
Simon McNamara	67,901	32,593	35,308
Alison Rose	83,571	39,279	44,292
David Wheldon	23,505	11,048	12,457

[1] Vanessa Bailey's fixed share allowance represents payment for the period from 20 August 2018 to 31 December 2018, which coincides with her appointment into role.

2 Bruce Fletcher's fixed share allowance represents payment for the period from 5 October 2018 to 31 December 2018, which coincides with his appointment into role.

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.482.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

2.
The Company announces that on 9 November 2018, Ross McEwan transferred 30,664 Shares to charity for nil consideration.  The transfer is in line with the commitments Mr McEwan made in February 2015 and February 2016 to transfer all of his 2015 fixed share allowance and half of his 2016 fixed share allowance to charity.  Following the transfer tocharity, Mr McEwan has relinquished all legal and beneficial rights to such Shares.  The transfer took place outside of a trading venue.

3.
The Company also announces that a conditional award over 330,559 Shares  has been granted under the RBS 2014 Employee Share Plan on 7 November 2018 to Bruce Fletcher, the Company's Chief Risk Officer.  The market price per Share used on the grant of the award was £2.484.  The transfer took place outside of a trading venue.

This award has been granted to replace awards which Mr Fletcher has forfeited on leaving HSBC. The award is eligible to vest between March 2019 and March 2023 and is subject to malus and clawback provisions.  Vested Shares retained after payment of relevant tax liabilities will be subject to further retention requirements.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 4

16 November 2018
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.
The Royal Bank of Scotland Group plc (the "Company") announces that an option to acquire 1901 ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) was granted on 15 November 2018 under The Royal Bank of Scotland Group plc 2017 ShareSave Plan ("Plan"), at the option price of £1.8931 per Share, to Helen Cook, PDMR and Chief HR Officer.

Subject to the rules of the Plan, the option will become exercisable from 18 December 2021. This transaction took place outside of a trading venue.
2.

The Company announces that Yasmin Jetha, PDMR and Non-executive Director, NatWest Holdings Limited, acquired 145 Shares following reinvestment of the interim dividend for 2018 paid by the Company.  The Shares were acquired on 13 November 2018 at a price of £2.4605 per share.  The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 5

30 November 2018

The Royal Bank of Scotland Group plc ('the Company')

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Company announces that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased the following ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on the date stated below on behalf of PDMR Chris Marks, Chief Executive, NatWest Markets Plc, as a participant in the Plan.

Number of Shares purchased	Date of purchase	Purchase price
68	28 November 2018	£2.218

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Legal Entity Identifier:
The Royal Bank of Scotland Group plc - 2138005O9XJIJN4JPN90
NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 6

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2018:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2018
Ordinary shares of £1	12,048,506,920	4	48,194,027,680
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,049,406, 920		48,197,627,680

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 November 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary